

06006368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC FILE NO.
8-46713

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05___ AND ENDING___12/31/05___
                                   mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE SHEMANO GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

601 CALIFORNIA STREET, SUITE 1150
                    (No and Street)

SAN FRANCISCO	CALIFORNIA	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY J. SHEMANO	(415) 274-3200
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED

JUN 1 2 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the option of an
independent public accountant must be supported by a statement of facts and circumstances relied on as
the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, **GARY J. SHEMANO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **THE SHEMANO GROUP, INC.**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUZANNE M. QUERUBIN
Comm. #1523059
NOTARY PUBLIC - CALIFORNIA
City and County of San Francisco
My Comm. Expires Oct. 30, 2008

Signature

Chairman & CEO

Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(X)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Shemano Group, Inc.

Table of Contents

Independent Auditor's Report

Board of Directors
The Shemano Group, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of The Shemano Group, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, cash flows and liabilities subordinated to the claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Shemano Group, Inc. at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 9, 2006

The Shemano Group, Inc.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	1,482,025
Receivables from clearing organization		966,622
Securities owned, at market value		412,591
Other receivables		81,644
Prepaid expenses and other assets		179,307
Prepaid taxes		26,379
Property and equipment, net of		
$260,952 accumulated depreciation		293,207
Total assets	$	3,441,775

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$		633,923
Accrued compensation			508,437
Securities sold, not yet purchased			28,370
Capital lease obligation			6,036
Total liabilities			1,176,766
Stockholder's equity			
Common stock (no par value; 100,000 shares authorized;			
10,000 shares issued and outstanding)	$	10,000	
Additional paid-in capital		145,000	
Retained earnings		2,110,009	
Total stockholder's equity			2,265,009
Total liabilities and stockholder's equity	$		3,441,775

See independent auditor's report and accompanying notes.

The Shemano Group, Inc.

Statement of Income

For the Year Ended December 31, 2005

Revenues:		
Commission revenue	$	6,139,411
Investment banking fees		4,333,887
Market making and trading profits		2,035,976
Interest and dividend income		46,049
Other income		142,882
Total revenue		12,698,205
Expenses:		
Compensation		9,180,876
Professional services		796,670
Research expenses		402,063
Clearing fees		315,023
Commission expense		225,000
Rent		205,229
Depreciation		54,722
Interest		10,164
Other operating expenses		1,329,720
Total expenses		12,519,467
Income before income taxes		178,738
Income tax expense		9,621
Net income	$	169,117

The Shemano Group, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2005

	Common Stock	Paid in Capital	Retained Earnings	Stockholder's Equity
December 31, 2004	$ 10,000	$ 145,000	$ 2,284,413	$ 2,439,413
Distributions			(343,521)	(343,521)
Net income			169,117	169,117
December 31, 2005	$ 10,000	$ 145,000	$ 2,110,009	$ 2,265,009

See independent auditor's report and accompanying notes.

The Shemano Group, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 169,117
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	54,722
(Increase) decrease in:	
Receivables from clearing organization	(293,903)
Securities owned, at market value	(274,458)
Other receivables	139,462
Prepaid expenses and other assets	(13,583)
Prepaid taxes	(20,808)
Increase (decrease) in:	
Securities sold, not yet purchased	13,358
Commissions payable	15,725
Accounts payable and accrued expenses	432,397
Net cash provided (used) by operating activities	222,029
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(14,641)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of capital lease obligation	(26,891)
Distributions	(343,521)
Net cash provided (used) by financing activities	(370,412)
Net increase (decrease) in cash and cash equivalents	$ (163,024)
Cash and cash equivalents, beginning of year	1,645,049
Cash and cash equivalents, end of year	$ 1,482,025

NON-CASH INVESTING AND FINANCING ACTIVITIES

SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 10,164
Income taxes paid	$ 30,653

See independent auditor's report and accompanying notes.

7

The Shemano Group, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2005

Subordinated liabilities at December 31, 2004	$	0
Increases:		1,500,000
Decreases:		(1,500,000)
Subordinated liabilities at December 31, 2005	$	0

See independent auditor's report and accompanying notes.

The Shemano Group, Inc.

Notes to the Financial Statements

Year Ended December 31, 2005

(1)   <u>Organization</u>

The Shemano Group, Inc. (the Company) was formed on November 6, 1993, registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (NASD) on January 20, 1994. The Company's primary business is that of a broker-dealer with customer accounts throughout the United States. The Company conducts business under a fully disclosed agreement with National Financial Services LLC (NFS).

(2)   <u>Summary of Significant Accounting Policies</u>

<u>Customer and Proprietary Securities Transactions</u>
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with NFS. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis which is not significantly different than trade date basis.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial conditions.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>
For purposes of the statement of cash flows, cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less which are not held as collateral for any corporate obligations.

(2)   <u>Summary of Significant Accounting Policies</u> (Continued)

<u>Accounts Receivable</u>
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

<u>Fair Value of Financial Instruments</u>
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

<u>Property and Equipment</u>
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

<u>Securities Owned & Securities Sold, Not Yet Purchased</u>
Securities owned and securities sold, not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

<u>Income Taxes</u>
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state individual income tax returns. However, the Company is liable for California Franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(3)   <u>Retirement Plan</u>

The Company sponsors a 401(k) plan in which employees may elect to defer a portion of their compensation.

(4) Property and Equipment

Furniture and equipment	$ 199,864
Automobile	75,300
Leasehold improvements	256,267
Equipment under capital lease	22,728
	$ 554,159
Less accumulated depreciation	260,952
	$ 315,935

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2005, the Company's net capital was $1,547,352 which exceeded the requirement by $1,297,352.

(6) Related Party Transactions

Subordinated Borrowing
On March 14, 2005, Gary Shemano, the Company's sole shareholder loaned the Company $1,500,000 under a subordinated loan agreement. On April 14, 2005, the Company repaid the loan with interest of $8,073.

(7) Commitments

Lease Obligations
The Company leases office space in San Francisco, California. The lease began on September 31, 1999 and ended on October 31, 2005. The Company extended the lease for another 4 years, from April 1, 2005 through March 31, 2009. The annual future minimum lease payments are as follows:

Year	Amount
2006	$251,939
2007	254,037
2008	254,037
2009	63,509
	$823,522

The Shemano Group, Inc.

Notes to the Financial Statements

Year Ended December 31, 2005

(7)   Commitments (continued)

        Capital Leases Obligations

        The Company leases equipment with an original cost of $16,872 under a capital lease obligations. The asset is being depreciated over its estimated useful life of five years. Depreciation of $1,944 was included in depreciation expense for 2005. The annual future minimum lease payments are as follows:

Year	Amount
2006	$ 4,727
2007	1,970
	$ 6,697

(8)   Risk Concentrations

        At December 31, 2005, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $309,211.

(9)   Income Taxes

        The provision for income tax expense shown in the accompanying statement of income consists of current taxes of $9,621. The deferred tax asset is the result of temporary differences between cash basis of accounting for tax purposes versus accrual basis accounting for the financial statements. Since it is more likely than not the deferred tax assets will be unrealized, a valuation allowance of $7,700 has been established.

        The net deferred tax assets consist of the following:

Deferred tax assets	$ 7,700
Valuation allowance	(7,700)
	$ 0

(10)   Financial Instruments with Off- Balance-Sheet Credit Risk

        As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

(10)   Financial Instruments with Off- Balance-Sheet Credit Risk (continued)

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

The Shemano Group, Inc.

Schedule I
Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission

As of December 31, 2005

Net Capital		
Total stockholder's equity qualified for net capital		$ 2,265,009
Less: Non-allowable assets		
Receivables from clearing organization	$ 28,293	
Other receivables	81,644	
Prepaid expenses and other assets	179,307	
Prepaid taxes	26,379	
Furniture and equipment (net)	293,207	
Total non-allowable assets		608,830
Net capital before haircuts		$ 1,656,179
Less: Haircuts on securities		108,827
Net capital		$ 1,547,352
Net minimum capital requirement of 6.67% of aggregate indebtedness of $1,176,766 or $250,000, whichever is greater		250,000
Excess net capital		$ 1,297,352

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2005	$ 1,656,755
Decrease in stockholder's equity	(233,129)
Decrease in non-allowable assets	123,726
Net capital per above computation	$ 1,547,352

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2005

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2005

Not applicable

675 Ygnacio Valley Road, Suite B-213   *(925) 933-2626*
Walnut Creek, California 94596   *Fax (925) 944-6333*

<u>Independent Auditor's Report on Internal</u>
<u>Accounting Control Required by SEC Rule 17a-5</u>

Board of Directors
The Shemano Group, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of The Shemano Group, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this report does not affect our report thereon dated February 9, 2006.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 9, 2006